As filed with the Securities and Exchange Commission on August 7, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SiRF TECHNOLOGY HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	77-0576030
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

217 Devcon Drive

San Jose, California 95112

(408) 467-0410

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Canning

President and Chief Executive Officer

217 Devcon Drive

San Jose, California 95112

(408) 467-0410

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Allison Leopold Tilley, Esq.

Noelle Matteson, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 233-4500

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☑

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.   ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.0001 per share	5,992,159	$19.57	$117,266,552	$3,601

(1)	Pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement also covers such additional number of shares of common stock as may be issuable from time to time as a result of a stock split, stock dividend, recapitalization, exchange or similar event, including shares of common stock as may be issued upon the reclassification of any of the foregoing.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based upon the average of the high and low prices on the Nasdaq Global Select Market on August 3, 2007.

Prospectus

SiRF Technology Holdings, Inc.

5,992,159 Shares of Common Stock

This prospectus relates to the sale or other disposition of shares of our common stock, or interests therein, previously issued by us in a private placement transaction to the selling stockholders identified in this prospectus and by stockholders named in one or more prospectus supplements that we may file from time to time. The shares of common stock offered under this prospectus and any supplements by the selling stockholders were issued pursuant to an Agreement and Plan of Merger, dated June 21, 2007, by and among us, Spartacus I Acquisition Corp., a California corporation and our wholly owned subsidiary, Spartacus II Acquisition Corp., a California corporation and our wholly owned subsidiary, and Centrality Communications, Inc., a California corporation, and solely with respect to Article 6 and Article 9, Teh-Tsung Lai, as Shareholder Agent, as amended on August 6, 2007.

The selling stockholders, or their pledgees, donees, transferees or other successors-in-interest, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of our common stock, or interests therein on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices. We will not receive any proceeds from the sale or other disposition of the shares, or interests therein, by the selling stockholders.

The selling stockholders may resell or dispose of the shares of our common stock, or interests therein, to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or disposition of the shares, or interests therein. We will bear all costs, expenses and fees in connection with the registration of the shares.

Shares of our common stock are quoted on the Nasdaq Global Select Market under the symbol “SIRF.” On August 3, 2007, the last reported sale price of our common stock was $19.14 per share. You are urged to obtain current market quotations for our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “ Risk Factors” beginning on page 3 of this prospectus.

The date of this prospectus is August 7, 2007

You should rely only on the information in this prospectus, including the documents incorporated by reference herein. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy, shares of our common stock in any jurisdiction in which the offer or sale is not permitted. The information in this prospectus, including the information incorporated by reference herein, is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

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PROSPECTUS SUMMARY

This summary highlights selected features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors,” including the information incorporated by reference herein, before making an investment decision. See “Where You Can Find More Information.” Unless stated or the context otherwise requires, references in this prospectus to “SiRF,” “our company,” “we,” “us” and “our” refer to SiRF Technology Holdings, Inc. and its subsidiaries.

Our Company

We are a leading semiconductor supplier of Global Positioning System (GPS) based location technology solutions designed to provide location awareness capabilities in high-volume mobile consumer and commercial systems. Our products have been integrated into mobile consumer devices such as mobile phones, automobile navigation systems, personal digital assistants, portable navigation devices and GPS-based peripheral devices, and into commercial systems such as fleet management and road-tolling systems. As of June 30, 2007, we had 225 patents granted worldwide with 158 patents granted in the United States and 67 patents granted in foreign countries, with expiration dates ranging from 2010 to 2025.

We market and sell our products to original equipment manufacturers (OEMs) and original design manufacturers (ODMs) of three target platforms: wireless handheld devices, such as mobile phones; automotive electronics systems, including in-car navigation systems, portable navigation systems and telematics systems; and consumer and compute devices, including ultra mobile computers, personal digital assistants, notebook computers, recreational GPS handhelds, mobile gaming machines, digital cameras and watches. As we supply products that support multiple applications within these three target platforms, we do not have the ability to discretely track separate financial information for each of these three target platforms. Additionally, we market and sell our products to value-added manufacturers (VAMs) which typically provide GPS modules or sub-systems to the OEMs, and through intellectual property partners, which integrate our core technology into their products. Intellectual property partners are typically large semiconductor companies.

As usage of GPS technology for high volume applications is still in the early stages of deployment, it is difficult to predict market growth or growth drivers reliably. While some of the applications, such as OEM automotive navigation systems, are well developed, most high-growth applications are just starting to emerge. We continue to see the growth of portable navigation systems as a major driver in our growth throughout 2007. Location-based services (LBS) are offered by some wireless network operators as a way to send information to cell-phone subscribers based on their current location. While the LBS market for wireless operators is in its early stages, we expect it to continue to be a growth driver for our business. Our long term growth depends on maintaining a leadership position in such markets and enabling multiple growth drivers across our target platforms. We are currently focusing significant effort on enabling the end-to-end platform for successful LBS deployment by wireless operators and for other consumer applications. Successful alliances with wireless operators and service providers, mobile phone vendors, location based content providers and wireless platform providers are critical to our success in this emerging market.

We are a holding company for SiRF Technology, Inc. (SiRF Technology). SiRF Technology was incorporated in the state of California in February 1995 and reincorporated in the state of Delaware in September 2000. SiRF was incorporated in the state of Delaware in June 2001 when all of SiRF Technology’s capital was exchanged for SiRF capital. Our principal executive offices are located at 217 Devcon Drive, San Jose, California 95112. Our telephone number is (408) 467-0410. Our website address is www.sirf.com. The information on our website is not incorporated by reference in and is not otherwise intended to be part of this prospectus. We have included our website address as an inactive textual reference only.

This prospectus, including the documents incorporated by reference herein, contains references to a number of trademarks that are registered trademarks of ours or our affiliates or trademarks for which we or our affiliates have pending registration applications or common law rights. These include SiRF®, SiRFstar®, SiRFXTrac®,

SiRFDRive®, SiRFLoc®, SiRFNav®, SiRFSoft®, SoftGPS® and the SiRF name and orbit design logo are our registered trademarks. The following are trademarks of SiRF Technology, Inc., some of which are pending registration as intent-to-use applications: SiRFstarIII-LT™, SiRFstarIII™, SiRFstarII™, SnapLock™, SnapStart™, FoliageLock™, SingleSat™, TricklePower™, Push-to-Fix™, SiRF Powered™, SiRFLink™, Multimode Location Engine™, SiRFSoftGPS™, SiRFDiRect™ LocativeMedia™, SiRFDemo™, SiRFDemoPPC™, SiRFecosystem™, SiRFFlash™, SiRFFlashEngine™, SiRFFlashEngineEP™, SiRFFlashMulti™, SiRFGetEE™, SiRFInstantFix™, SiRFLocDemo™, SiRFsandbox™, SiRFstudio™, SiRFView™, Locations; Because Life Moves™ and The Power of Location Now™. This prospectus may also include trade names, trademarks and service marks of other companies and organizations.

The Offering

Common stock offered by selling stockholders	5,992,159 shares

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock in this offering.

Nasdaq Global Select Market symbol	SIRF

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties and all other information contained or incorporated by reference in this prospectus before you purchase our common stock. The risks and uncertainties described below are not the only ones facing our company. There may be additional risks that we presently do not know or that we currently believe are immaterial that could also impair our business or financial condition. Any of the following risks, either alone or taken together, could materially and adversely affect our business, financial condition or operating results. As a result, the trading price of our common stock could decline, and you could lose part or all of your investment.

Because many companies sell in the market for location technology products, we must compete successfully to sustain or gain market share.

The market for our products is highly competitive and rapidly evolving. We are seeing increased competition throughout the market for location technology products. This increased competition will likely result in price reductions, reduced margins or loss of market share. We may be unable to compete successfully against current or future competitors. Some of our customers are also competitors of ours. Within each of our markets, we face competition from public and private companies, as well as our customers’ in-house design efforts. For chip sets, our main competitors include QUALCOMM, Infineon, Sony, STMicroelectronics, Texas Instruments, MediaTek, Global Locate, which was acquired by Broadcom Corporation during the second quarter of 2007, Atmel, Centrality, u-blox, u-Nav and Trimble. Some large semiconductor companies may acquire private GPS companies to gain access to their technology and become serious competitors to us in a short time. For modules based on our products, the main competitors are Furuno, JRC, Sony, u-blox and Trimble. For licensed IP cores, our competitors include QUALCOMM, Ceva and several private companies. Licensees of intellectual property from our competitors may also compete against us. We also compete against suppliers of software-based GPS solutions including NXP, RFMD and Cambridge Silicon Radio. We expect new competitors to enter the commercial market for GPS semiconductors as demand for GPS systems continues to grow. With this increase in demand of GPS-based products, some products may be manufactured with lower quality GPS semiconductors, which may cause further price reductions in the market.

In the wireless market, we also compete against products based on alternative location technologies that do not rely on GPS, such as wireless infrastructure-based systems. These systems are based on technologies that compute a caller’s location by measuring the differences of signals between individual base stations. If these technologies become more widely adopted, market acceptance of our products may decline. Competitors in these areas include Andrew, Cambridge Silicon Radio, Polaris and TruePosition. Further, alternative satellite-based navigation systems such as Galileo, which is being developed by European governments, may reduce the demand for GPS-based applications or cause customers to postpone decisions on whether to integrate GPS capabilities into their products.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do and many of our private competitors raised additional financing. We also believe that our success depends on our ability to establish and maintain relationships with established system providers and industry leaders. For example, we recently announced that our SiRFstarIII architecture will provide GPS-based location awareness for products based on the Intel Ultra Mobile Platform; however, this relationship is not exclusive. Our failure to establish and maintain these relationships, or any interference with these relationships by our competitors, will harm our ability to penetrate emerging markets.

We are entering into new markets that are highly competitive with well established competitors.

As a result of some of our recent acquisitions, we are entering into more complex market areas and we may need to invest a significant amount of resources to compete successfully. These new market areas are highly competitive and have put increased pricing pressures on our products. For example, in both the Bluetooth and mobile TV space there is a range of well established semiconductor companies, including CSR, Broadcom, Texas Instruments, STMicroelectronics, MediaTek and Marvell in the Bluetooth space, Texas Instruments in the mobile TV space and Qualcomm in the mobile TV space and wireless space, as well as start-ups that have established a market presence. As a new entrant into these markets, we believe that our success depends on our ability to establish relationships with leading customers and, with regard to the mobile TV space and wireless space, with operators and infrastructure providers as well. Our failure to do so could harm our ability to successfully compete in these new markets and could adversely affect our operating results.

If we do not timely deliver new products or if these products do not achieve market acceptance, our reputation may suffer and our net revenue may decline.

Our ability to develop and deliver new products successfully will depend on various factors, including our ability to:

•	accurately predict market requirements and evolving industry standards for the high-volume GPS-based applications industry;

•	anticipate changes in technology standards, such as mobile TV and other wireless technologies;

•	develop and introduce new products that meet market needs in a timely manner; and

•	attract and retain engineering and marketing personnel.

If we do not timely deliver new products or if these products do not achieve market acceptance, our reputation may suffer, the variability of our revenue may increase and our net revenue, earnings and stock price may decline. For example, in 2005 we launched a range of new products based on both SiRFstarII and SiRFstarIII architectures and in 2006 we launched the following new products: SiRFstarIII GSC3LT, GSCi-5000, and SiRFInstantFix. During the first quarter of 2007, we also introduced the SiRFstarIII GSD3t and SiRFDiRect. While some of the product lines based on our SiRFstarIII architecture are now in high-volume production, others are still in prototype or sampling stages. If these or other products we introduce do not achieve market acceptance in a timely manner, our business could suffer.

We intend to evaluate acquisitions or investments in complementary technologies and businesses, and we may not realize the anticipated benefits of these acquisitions or investments.

As part of our business strategy, we plan to evaluate acquisitions of, or investments in, complementary technologies and businesses. For example, in 2006, we acquired TrueSpan Incorporated, a development-stage technology company with significant communications systems expertise. We may be unable to identify suitable acquisition candidates or investment opportunities in the future or be able to make these acquisitions or investments on a commercially reasonable basis, or at all. If we are unable to identify and successfully complete suitable acquisitions or investments, we may be required to expand our internal research and development efforts, which could harm our competitive position or result in negative market perception. Any future acquisitions and investments would have several risks, including:

•	our inability to successfully integrate acquired technologies, product lines or operations;

•	diversion of management’s attention;

•	potentially dilutive issuances of equity securities or the incurrence of debt or contingent liabilities;

•	expenses related to amortization of intangible assets;

•	potential write-offs of acquired assets;

•	risk of project delays;

•	failure to achieve projected results of the acquisition;

•	loss of key employees of acquired businesses; and

•	our inability to recover the costs of acquisitions or investments.

We may not realize the anticipated benefits of any acquisition or investment.

For example, on August 6, 2007, we acquired Centrality Communications, Inc., a privately-held California corporation, which is the largest acquisition completed by SiRF to date. We may not be successful in our integration efforts or in our joint product development efforts.

Our operating results depend significantly on sales of our SiRFstarIII product line and our ability to develop and achieve market acceptance of new GPS products.

We currently derive most of our revenue from sales of our SiRFstarIII product line. If we fail to develop or achieve market acceptance of new GPS products or other multifunction products, we will continue to depend on sales of our SiRFstarIII product line, which have declining average selling prices over time. Any decline in sales of our SiRFstarIII product line or decreases in average selling prices will adversely affect our net revenue and operating results.

Our operating results will depend significantly on sales of our products in the wireless market.

We expect to derive a significant portion of future revenue from sales of our products within the wireless market. Our success will depend on the growth of this emerging market. If the wireless market does not achieve the growth we expect, the growth and success of our business could be limited. In addition, if we do not timely deliver new wireless-based products or if these products do not achieve market acceptance our net revenue and operating results may not increase as anticipated or may decline.

Our products are becoming more complex and defects in our products could result in a decrease in customers and revenue, unexpected expenses and loss of market share.

Our products are complex and must meet stringent quality requirements. With some of our recent acquisitions we are expanding into even more complex technologies that may require a significant investment of resources to be successful. Products as complex as ours may contain undetected errors or defects, especially when first introduced or when new versions are released. For example, our products may contain errors, which are not detected until after they are shipped because we cannot test for all possible scenarios. In addition, errors or defects in our server software could cause our customers to experience a loss of network service effecting end-users. As our products become more complex, we face significantly higher research and development risks and risk of undetected defects. In addition, as our components become more complex we may be limited in the number of products that can utilize these components. Any errors or defects in our products, or the perception that there may be errors or defects in our products, could result in customers’ rejection of our products, damage to our reputation, a decline in our stock price, lost revenue, diverted development resources and increased customer service and support costs and warranty claims.

The market for GPS-based location awareness capabilities in high-volume consumer and commercial applications is emerging, and if this market does not develop as quickly as we expect, the growth and success of our business will be limited.

The market for GPS-based location awareness technology in high-volume consumer and commercial applications is new and its potential is uncertain. Many of these GPS-based applications have not been commercially introduced or have not achieved widespread acceptance. Our success depends on the rapid development of this market. We cannot predict the growth rate, if any, of this market. The development of this market depends on several factors, including government mandates such as E911 mandate in the United States and E110 mandate in Japan, the development of location awareness infrastructure by wireless network operators and the availability of location-aware content and services. The failure of the market for high-volume consumer and commercial GPS-based applications to develop in a timely manner would limit the growth and success of our business.

Our success depends upon our customers’ ability to successfully sell their products incorporating our technology.

Even if a customer selects our technology to incorporate into its product, the customer may not ultimately market and sell its product successfully. A cancellation or change in plans by a customer, whether from lack of market acceptance, such as in the wireless space, of its products or otherwise, could cause us to lose sales that we had anticipated. Also, our business and operating results could suffer if a significant customer reduces or delays orders during our sales cycle or chooses not to release products that contain our technology.

Our future success depends on building relationships with customers that are market leaders. If we cannot establish these relationships or if these customers develop their own systems or adopt competitors’ products instead of buying our products, our business may not succeed.

We intend to continue to pursue customers who are leaders in our target markets. We may not succeed in establishing these relationships because these companies may develop their own systems or adopt one of our competitors’ products. These relationships often require us to develop new premium software that involves significant technological challenges. These types of customers also frequently place considerable pressure on us to meet their tight development schedules. We may have to devote a substantial amount of our limited resources to these relationships, which could detract from or delay our completion of other important development projects. Delays in development of these projects could impair our relationships with other customers and negatively impact sales of products under development.

Some of our customers could become our competitors.

Many of our customers are also large integrated circuit suppliers and some of our large customers already have GPS expertise in-house. These large customers have longer operating histories, significantly greater resources and name recognition, and a larger base of customers than we do. The process of licensing our technology to and support of such customers entails the transfer of technology that may enable them to become a source of competition to us, despite our efforts to protect our intellectual property rights. We cannot sell to some customers who compete with us. In addition, we compete with divisions within some of our customers. For example, STMicroelectronics, a customer of ours, has internally developed a GPS solution for the automotive market in which we compete. Further, each new design by a customer presents a competitive situation. In the past, we have lost design wins to divisions within our customers and this may occur again in the future. We cannot assure you that these customers will not continue to compete with us, that they will continue to be our customers or that they will continue to license products from us at the same volumes. Competition could increase pressure on us to lower our prices and could negatively impact our profit margins.

We have relied, and expect to continue to rely, on a limited number of customers for a significant portion of our net revenue, and our net revenue could decline due to the delay or loss of significant customer orders.

We expect that a small number of customers may constitute a significant portion of our net revenue for the foreseeable future. In the first quarter 2007, we had three customers that each accounted for 10% or more of our net revenue, and which collectively accounted for approximately 61% of our net revenue. If we fail to successfully sell our products to one or more of our significant customers in any particular period, or if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, our net revenue could decline, and our operating results may not meet market expectations. In addition, we design some of our products to incorporate customer specifications. If our customers purchase fewer products than anticipated or if we lose a customer, we may not be able to sell these products to other customers, which would result in excess inventory and could negatively impact our operating results.

The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenue and gross profits.

As is typical in the semiconductor industry, the average selling price of a product historically declines significantly over the life of the product. In addition, the products we develop and sell are used for high-volume applications. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to similarly reduce prices in the future for mature products. Reductions in our average selling prices to one customer could also impact our average selling prices to all customers. A decline in average selling prices would harm our gross margins. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs, adding new features to our existing products or developing new or enhanced products on a timely basis with higher selling prices or gross margins.

Two of our distributors accounted for approximately 50% of our net revenues, and our reliance on third-party distributors subjects us to risks that could negatively impact our business.

We market and sell our products directly and through third-party distributors pursuant to agreements that can generally be terminated for convenience by either party upon prior notice to the other party. These agreements are non-exclusive and permit our distributors to offer our competitors’ products. In addition, our third party distributors have been a significant factor in our ability to increase sales of our products. In the first quarter 2007, two of our distributors accounted for approximately 33% and 14% of our net revenues, respectively. Accordingly, we are dependent on our distributors to supplement our direct marketing and sales efforts. If a significant distributor terminated its relationship with us or decided to market our competitors’ products over our products, this could have an adverse impact on our ability to bring our products to market.

Additionally, distributors typically maintain an inventory of our products. In most instances, our agreements with distributors protect their inventory of our products against price reductions. Some agreements with our distributors also contain standard stock rotation provisions permitting limited levels of product returns. We defer the gross margins on our sales to distributors, resulting from both our deferral of revenue and related product costs, until the applicable products are re-sold by the distributors. However, in the event of a significant decline in the price of our products, the price protection rights we offer to our distributors could materially adversely affect us because our revenue and product margin would decline.

In some cases, our distributors’ ability to order products may be limited by their credit line or other financial limitations, which can adversely affect our revenues.

We have derived a substantial majority of our net revenue from sales to the automotive, mobile phone and consumer device markets. If we fail to generate continued revenue from these markets or from additional markets, our net revenue could decline.

We believe that over 90% of our net revenue during the first quarter of each of 2007 and 2006 was attributable to products that were eventually incorporated into the automotive, including portable navigation devices, mobile phone and consumer device markets. Consumer spending and the demand for our products in these markets is uncertain and may decline. If we cannot sustain or increase sales of our products into these markets or if we fail to generate revenue from additional markets, our net revenue could decline.

We derive a substantial portion of our revenue from international sales and conduct a significant portion of our business internationally, and economic, political and other risks may harm our international operations and cause our net revenue to decline.

We derived approximately 82% and 86% of our net revenue on international sales in the three months ended June 30, 2007 and 2006, respectively. International sales to the Asia/Pacific region accounted for approximately 74% and 69% of our net revenue in the first quarter of 2007 and 2006, respectively. We maintain sales offices in Europe and the Asia/Pacific region and may expand our international operations.

A significant amount of our business is international and our products are sold into markets that are very price sensitive. Tariffs and trade restrictions that favor local competition in some countries on our products could significantly impact our business. Any increase in tariffs changes on GPS products in countries where we do business could negatively impact our business. Additional risks we face in conducting business internationally include:

•	multiple, conflicting and changing laws and regulations, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	development of regional standards and infrastructure that could reduce the demand for our products, such as the emergence of a new satellite navigation system and a new mobile TV standard in China;

•	difficulties and costs in staffing and managing foreign operations as well as cultural differences;

•	international terrorism, particularly in emerging markets;

•	laws and business practices favoring local companies;

•

potentially adverse tax consequences, such as withholding tax obligations on license revenue that we may not be able to offset fully against our United States tax obligations, including the further risk that foreign tax authorities may recharacterize license fees or increase tax rates, which could result in increased tax withholdings and penalties;

•	potentially reduced protection for intellectual property rights, particularly in emerging markets;

•	inadequate local infrastructure and transportation delays;

•	financial risks, such as longer sales and payment cycles, greater difficulty collecting accounts receivable and exposure to foreign currency exchange and rate fluctuations;

•	failure by us or our customers to gain regulatory approval for use of our products; and

•	political and economic instability, including wars, acts of terrorism, political unrest, a recurrence of the SARS outbreak, boycotts, curtailments of trade and other business restrictions.

Also, there may be reluctance in some foreign markets to purchase products based on GPS technology, due to the control of GPS by the United States government. Any of these factors could significantly harm our future international sales and operations and, consequently, our business.

Cyclicality in the semiconductor industry may affect our revenue and, as a result, our operating results could be adversely affected.

The semiconductor industry has historically been cyclical and is characterized by wide fluctuations in product supply and demand. From time to time, this industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, excess inventories and declines in general economic conditions. This cyclicality could cause our operating results to decline dramatically from one period to the next. In addition to the sale of chip sets, our business depends on the volume of production by our technology licensees, which, in turn, depends on the current and anticipated market demand for semiconductors and products that use semiconductors. As a result, if we are unable to control our expenses adequately in response to lower revenue from our chip set customers and technology licensees, our operating results will suffer and we might experience operating losses.

Our quarterly revenue and operating results are difficult to predict, and if we do not meet quarterly financial expectations, our stock price will likely decline.

Our quarterly revenue and operating results are difficult to predict and, have in the past, and may in the future, fluctuate from quarter to quarter. It is possible that our operating results in some quarters will be below market expectations. This would likely cause the market price of our common stock to decline. Our quarterly operating results may fluctuate because of many factors, including:

•	our ability to successfully develop, introduce and sell new or enhanced GPS-based products in a timely manner;

•

changes in the relative volume of sales of our chip sets, our premium software offerings and our IP cores or other products, which have significantly different average selling prices and gross margins;

•	unpredictable volume and timing of customer orders;

•	unpredictable or launch delays of location-based services by operators impacting demand from our customers;

•	the availability, pricing and timeliness of delivery of other components, such as flash memory and crystal oscillators, used in our customers’ products;

•	the timing of new product announcements or introductions by us or by our competitors;

•	the introduction or delay in launch of our customers’ products using our technology or customers’ no longer using our technology;

•	seasonality in our various target markets;

•	product obsolescence and our ability to manage product transitions;

•	decreases in the average selling prices of our products; and

•	fluctuations and estimations inherent in predicting our effective income tax rates.

We base our planned operating expenses in part on our expectations of future revenue, and our expenses are relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter.

Our lengthy sales cycle makes it difficult for us to forecast revenue and increases the variability of quarterly fluctuations, which could cause our stock price to decline.

We have a lengthy sales process in some of our target markets and our sales cycles typically range from nine months to two years, depending on the market. We typically need to obtain a design win, where our product is incorporated into a customer’s initial product design. In some cases, due to the rapid growth of new GPS applications and products and our prospective customers’ inexperience with GPS technology, this process can be time-consuming and requires substantial investment of our time and resources. After we have developed and delivered a product to a customer, our customer often tests and evaluates our product before designing its own product to incorporate our technology. Our customers may need three to nine months or longer to test and evaluate our technology and an additional 12 months or more to begin volume production of products that incorporate our technology. In addition, for the wireless market there is significant interoperability testing that needs to be done with the operators’ infrastructure before incorporating our technology into any product. Because of this lengthy sales cycle, we may experience delays from the time we increase our operating expenses and our investments in committing capacity until the time that we generate revenue from these products. Also, a design win may never result in volume shipments. It is possible that we may not generate sufficient, if any, revenue from these products to offset the cost of selling and completing the design work.

Part of our business uses a royalty-based business model, which has inherent risks.

Although a substantial majority of our net revenue is derived from sales of our chip sets, in recent periods, we have had a portion of our net revenue from large customers in the wireless markets come from royalties paid by licensees of our technology. Royalty payments are based on the number of semiconductor chips shipped which contain our GPS technology or our premium software. For our server software, royalties may be based on the number of subscribers or on transaction volumes. We depend on our ability to structure, negotiate and enforce agreements for the determination and payment of royalties. In the first quarter of 2007, three of our licensees accounted for approximately 42%, 23% and 17% of our license royalty revenue, respectively. If a significant licensee terminated its relationship with us, demands price reductions, decided to adopt our competitors technology over our technology or if we are unable to negotiate and renew existing agreements with significant licensees, our royalty revenues, gross margins and net income could be adversely impacted. We face risks inherent in a royalty-based business model, many of which are outside of our control, including, but not limited to, the following:

•	the rate of adoption and incorporation of our technology by wireless handset makers and wireless infrastructure vendors;

•	fluctuations in volumes and prices at which licensees sell products that incorporate our technology;

•	the demand for products incorporating our licensed technology; and

•	the cyclicality of supply and demand for products using our licensed technology.

It is difficult for us to verify royalty amounts owed to us under our licensing agreements, and this may cause us to lose revenue.

The standard terms of our license agreements require our licensees to document the manufacture and sale of products that incorporate our technology and report this data to us on a quarterly basis. Although our standard license terms give us the right to audit books and records of our licensees to verify this information, audits can be expensive, time-consuming and potentially detrimental to our ongoing business relationship with our licensees. As a result, to date, we have relied exclusively on the accuracy of reports supplied by our licensees without independently verifying the information in them. Any significant inaccuracy in the reporting by our licensees or our failure to audit our licensees’ books and records may result in our receiving less royalty revenue than we are entitled to under the terms of our license agreements.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform with United States generally accepted accounting principles (GAAP). These accounting principles are subject to interpretation by the Financial Accounting Standards Board (FASB), American Institute of Certified Public Accountants (AICPA), the SEC, and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, the adoption of Statement of Financial Accounting Standards (SFAS) No. 123R, “Share-Based Payment,” in 2006 had a material impact to our financial statements. Under SFAS No. 123R, we are required to record a charge to earnings for the fair value of employee stock option grants and other equity incentives. We will have significant and ongoing accounting charges resulting from option grants and other equity incentives that will reduce our overall net income. In addition, since we historically have used equity-related compensation as a component of our total employee compensation program, this accounting change could make the use of equity-related compensation less attractive to us and therefore make it more difficult to attract and retain employees. See our “Notes to Consolidated Financial Statements” as filed from time to time in our periodic reports for a discussion of the impact on our financial results. In connection with our equity compensation program, we have reviewed certain stock option grants and our related procedures. Although we do not believe there are any matters that could have a material effect on our financial statements, the SEC or other government agency may inquire as to our granting of equity compensation or disagree with our findings. Also in 2006, the FASB issued Financial Accounting Standards Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” Under FIN No. 48 we are required to follow a two-step approach for evaluating uncertain tax positions, which may have an impact on our financial position and results of operations in the future. Furthermore, in 2007 we adopted Emerging Issues Task Force, or EITF, Issue No. 06-02, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absence.” which prescribes that an employee’s right to a compensated absence under a sabbatical or similar benefit arrangement accumulates pursuant to SFAS No. 43, “Accounting for Compensated Absences.” Under EITF 06-02, a liability is accrued over the service period in which employees earn the right to a sabbatical leave.

We have been profitable since the third quarter of 2003, but may not sustain or increase profitability in the future.

We have been profitable since the third quarter of 2003, with the exception of the first quarter of 2006, which was due to the one-time charge of $13.3 million for the acquired in-process research and development associated with the TrueSpan acquisition, but may not sustain or increase profitability in the future. As of March 31, 2007, we had an accumulated deficit of approximately $26.2 million. We intend to increase our research and development, sales and marketing and general and administrative expenses. We also expect to incur substantial stock-based compensation charges and charges related to amortization of acquired intangible assets associated with our recent acquisitions and any future acquisitions. If we do not sustain or increase profitability or otherwise meet the expectations of securities analysts or investors, the market price of our common stock will likely decline. The revenue and income potential of our business and market are unproven and our revenue may not continue to increase at historical rates.

If we are unable to fund the development of new products to keep pace with rapid technological change, we will be unable to expand our business and maintain our market position.

The market for high-volume consumer and commercial GPS-based applications and other technologies that we are developing is characterized by rapidly changing technology, such as low power or smaller form factors. This requires us to continuously develop new products and enhancements for existing products to keep pace with evolving industry standards and rapidly changing customer requirements. For example, many of our customers are looking for very highly integrated products with multiple functions and multiple radio technologies. We may not have the financial resources necessary to fund future innovations. If we are unable to successfully define, develop and introduce competitive new products and enhance existing products, we may not be able to compete successfully in our markets.

We may not obtain sufficient patent protection, which could harm our competitive position and increase our expenses.

Our success and ability to compete depends to a significant degree upon the protection of our proprietary technology. As of June 30, 2007, we had 225 patents granted worldwide. Of this total we have 158 granted patents in the United States and 67 patents granted in foreign countries, with expiration dates ranging from 2010 to 2025. We also have 132 pending patent applications in the United States and 169 pending foreign patent applications. Our patent applications may not provide protection for all competitive aspects of our technology or may not result in issued patents. Any patents issued may provide only limited protection for our technology and the rights that may be granted under any future patents that may be issued may not provide competitive advantages to us. Also, patent protection in foreign countries may be limited or unavailable where we need this protection. It is possible that competitors may independently develop similar technologies or design around our patents and competitors could also successfully challenge any issued patent. We may also choose not to pursue all instances of patent infringement.

We also rely upon trademark, copyright and trade secret laws and contractual restrictions to protect our proprietary rights, and, if these rights are not sufficiently protected, it could harm our ability to compete and generate revenue.

We also rely on a combination of trademark, copyright and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. Our ability to compete and grow our business could suffer if these rights are not adequately protected. We seek to protect our source code for our software, and design code for our chip sets, documentation and other written materials under trade secret and copyright laws. We license our software and IP cores under signed license agreements, which impose restrictions on the licensee’s ability to utilize the software and IP cores. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements. The steps we have taken to protect our proprietary information may not be adequate to prevent misappropriation of our technology. Our proprietary rights may not be adequately protected because:

•	laws and contractual restrictions may not prevent misappropriation of our technologies or deter others from developing similar technologies; and

•	policing unauthorized use of our intellectual property is difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use.

The laws of other countries in which we market our products, such as some countries in the Asia/Pacific region, may offer little or no protection of our proprietary technologies. As we increase our international sales, it may be more difficult to protect our intellectual property rights. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which would harm our competitive position and market share.

Any potential dispute involving our patents or intellectual property or third party patents or third party intellectual property could be costly, time-consuming and may result in our loss of significant rights.

Other parties may assert intellectual property infringement claims against us, and our products may infringe the intellectual property rights of third parties. From time to time we and our customers receive letters, including letters from various industry participants alleging infringement of patents or offerings to discuss licensing of third party patents alleged to be used in our products. For example, in September 2000, we entered into a settlement and cross-licensing agreement with a third party regarding patent infringement under which we agreed to pay approximately $5.0 million and issued a warrant to purchase shares of our preferred stock. As we increase our international sales, we may become more susceptible to these types of infringement claims.

Litigation may be necessary to enforce our patents or any patents we may receive and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and we may not prevail in any future litigation. For example, in December 2006, our subsidiary, SiRF Technology, Inc., filed a patent infringement complaint against Global Locate, Inc. and its United States distributor, SBCG, Inc. d/b/a Innovation Sales Southern California, in the United States District Court for the Central District of California and on February 8, 2007, we filed a complaint with the United States International Trade Commission (ITC) requesting an investigation under the Tariff Act of 1930.

Litigation, whether or not determined in our favor or settled, could be costly and time-consuming and could divert management’s attention from our business. If there is a successful claim of infringement, we may be required to pay substantial damages to the party claiming infringement, develop non-infringing technology or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Also, we may be unaware of filed patent applications that relate to our products. Parties making infringement claims may be able to obtain an injunction, which could prevent us from selling our products or using technology that contains the allegedly infringing intellectual property. Parties making infringement claims may also be able to bring an action before the ITC that could result in an order stopping the importation into the United States of our products. Any intellectual property litigation could have a material adverse effect on our business, operating results or financial condition.

We may have difficulty in protecting our intellectual property rights in foreign countries, which could increase the cost of doing business or cause our revenue to decline.

Our intellectual property is used in a large number of foreign countries. There are many countries, particularly in emerging markets, in which we have no issued patents, or that may have reduced intellectual property protection. In addition, effective intellectual property enforcement may be unavailable or limited in some foreign countries. It may be difficult for us to protect our intellectual property from misuse or infringement by other companies in these countries. For example, if our foundries lose control of our intellectual property, it would be more difficult for us to take remedial measures because our foundries are located in countries that do not have the same protection for intellectual property that is provided in the United States. Furthermore, we expect this to become a greater problem for us as our technology licensees increase their manufacturing in countries, which provide less protection for intellectual property. Our inability to enforce our intellectual property rights in some countries may harm our business.

Our intellectual property indemnification practices may adversely impact our business.

We have agreed to indemnify some customers for certain costs and damages of intellectual property infringement in some circumstances. This practice may subject us to significant indemnification claims by our customers or others. In addition to indemnification claims by our customers, we may also have to defend related third-party infringement claims made directly against us. In some instances, our GPS products are designed for use in devices used by potentially millions of consumers, such as cellular telephones, and our server software is placed on servers providing wireless network services to end-users, both of which could subject us to considerable exposure should an infringement claim occur. In the past we have received notice from a major customer informing us that this customer received notice from one of our competitors that the inclusion of our chip sets into our customer’s products requires the payment of patent license fees to the competitor. We may receive similar notices from our customers or directly from our competitors in the future. We cannot assure you that such claims will not be pursued or that these claims, if pursued, would not harm our business.

We depend primarily on four independent foundries to manufacture substantially all of our current products, and any failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products and damage our customer relationships.

We do not own or operate a fabrication facility. We rely on third parties to manufacture our semiconductor products. Four outside foundries, Samsung in South Korea, IBM in the United States, STMicroelectronics in Italy and France, and TSMC in Taiwan currently manufacture substantially all of our products.

Because we rely on outside foundries, we face several significant risks, including:

•	lack of manufacturing capacity and higher prices;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

•	the unavailability of, or potential delays in obtaining access to, key process technologies.

The ability of each foundry to provide us with semiconductors is limited by its available capacity. We do not have a guaranteed level of production capacity with any of these foundries and it is difficult to accurately forecast our capacity needs. We do not have long-term agreements with any of these foundries and we place our orders on a purchase order basis. We place our orders on the basis of our customers’ purchase orders and sales forecasts; however, the foundries can allocate capacity to the production of other companies’ products and reduce deliveries to us on short notice. It is possible that foundry customers that are larger and better financed than we are, or that have long-term agreements with the foundries, may induce our foundries to reallocate capacity to them. Any reallocation could impair our ability to secure the supply of semiconductors that we need.

Each of our semiconductor products is manufactured at only one foundry and if any one foundry is unable to provide the capacity we need, we may be delayed in shipping our products, which could damage our customer relationships and result in reduced revenue.

Although we substantially use four separate foundries, each of our semiconductor products is manufactured at one of these foundries. If one of our foundries is unable to provide us with capacity as needed, we could experience significant delays delivering the semiconductor product being manufactured for us solely by that foundry. Also, if any of our foundries experiences financial difficulties, if they suffer damage to their facilities or in the event of any other disruption of foundry capacity, we may not be able to qualify an alternative foundry in a timely manner. In addition, any consolidation among the various foundries could impact the affected foundries’ product capacity or its collective ability to continue to manufacture one or more of our products. If we choose to use a new foundry or process for a particular semiconductor product, we believe that it would take us several months to qualify the new foundry or process before we can begin shipping products. If we cannot accomplish this qualification in a timely manner, we may experience a significant interruption in supply of the affected products.

The facilities of the independent foundries upon which we rely to manufacture all of our semiconductors are located in regions that are subject to earthquakes and other natural disasters, as well as geopolitical risk and social upheaval.

The outside foundries and their subcontractors upon which we rely to manufacture most of our semiconductors are located in countries that are subject to earthquakes and other natural disasters, as well as geopolitical risks and social upheavals. Any earthquake or other natural disaster in these countries could materially disrupt these foundries’ production capabilities and could result in our experiencing a significant delay in delivery, or substantial shortage, of our products. In addition, these facilities are subject to risks associated with uncertain political, economic and other conditions in Asia, such as political turmoil in the region and the outbreak of SARS or bird flu, which could disrupt the operation of these foundries and in turn harm our business. For example, South Korea is a neighboring state to North Korea, which is currently in discussions with the United States and other countries regarding its nuclear weapons program. Any geographical or social upheaval in these countries could materially disrupt the production capabilities of our foundries and could result in our experiencing a significant delay in delivery, or a substantial shortage of our products.

We depend on a sole supplier for some critical components.

We purchase certain critical components, such as NOR flash memory technology, from a single supplier. The loss of this supplier, disruption of the supply chain, or delays or changes in the design cycle time could result in delays in the manufacture and shipment of products, additional expense associated with obtaining a new supplier, impaired margins, reduced production volumes, strained customer relations and loss of business or could otherwise harm our results of operations.

We place binding manufacturing orders based on our forecasts and if we fail to adequately forecast demand for our products, we may incur product shortages or excess product inventory.

Our third-party manufacturers require us to provide forecasts of our anticipated manufacturing orders and place binding manufacturing orders in advance of receiving purchase orders from our customers. This may result in product shortages or excess product inventory because we cannot easily increase or decrease our manufacturing orders. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders. In addition, our chip sets have rapidly declining average selling prices. As a result, an incorrect forecast may result in substantial product in inventory that is aged and obsolete, which could result in write-downs of excess or obsolete inventory. Our failure to adequately forecast demand for our products could cause our quarterly operating results to fluctuate and cause our stock price to decline.

We may experience lower than expected manufacturing yields, which would delay the production of our semiconductor products.

The manufacture of semiconductors is a highly complex process. Minute impurities can cause a substantial number of wafers to be rejected or cause numerous die on a wafer to be nonfunctional. Semiconductor companies often encounter difficulties in achieving acceptable product yields from their manufacturers. Our foundries have from time to time experienced lower than anticipated manufacturing yields, including for our products. This often occurs during the production of new products or the installation and start-up of new process technologies. We may also experience yield problems as we migrate our manufacturing processes to smaller geometries. If we do not achieve planned yields, our product costs could increase, and product availability would decrease.

The loss of any of our primary third-party subcontractors that assemble and test all of our current products could disrupt our shipments, harm our customer relationships and reduce our sales.

We rely on a limited number of primary third-party subcontractors to assemble and test all of our current chip sets either for our foundries or directly for us. As a result, we do not directly control our product delivery schedules, assembly and testing costs or quality assurance and control. If any of these subcontractors experiences capacity constraints or financial difficulties, if any subcontractor suffers any damage to its facilities or if there is any other disruption of assembly and testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner. We typically do not have long-term agreements with any of these subcontractors. We typically procure services from these suppliers on a per-order basis. Because of the amount of time that it usually takes us to qualify assemblers and testers, we could experience significant delays in product shipments if we are required to find alternative assemblers or testers for our semiconductor products. Any problems that we may encounter with the delivery, quality or cost of our products could damage our reputation and result in a loss of customers.

We use a third party to warehouse and ship a significant portion of our products and any failure to adequately store and protect our products or to deliver our products in a timely manner could harm our business.

We use a third party, JSI Shipping, with locations worldwide. We use JSI Singapore for a significant portion of our product warehousing and shipping. As a result, we rely on this third party to adequately protect and ensure the timely delivery of our products. Our warehoused products are insured under a general insurance policy, including the portion of products warehoused by JSI, which may not always sufficiently cover the entire value of inventory held by JSI at any given time. If our products are not delivered in a timely manner or are not sufficiently protected prior to delivery, our business could suffer.

If our value-added manufacturer customers do not provide sufficient support, our business could be harmed.

Our products are highly technical and, as a result, may require a high level of customer support. We rely on our value-added manufacturers to support our products. If these value-added manufacturers cannot successfully support our products, which are embedded in their products, our reputation could be harmed and future sales of our products could be adversely affected.

The GPS market could be subject to governmental and other regulations that may increase our cost of doing business or decrease demand for our products.

GPS technology is restricted and its export is controlled. The United States government may restrict specific uses of GPS technology in some applications for privacy or other reasons. The United States government may also block the civilian GPS signal at any time or in hostile areas. In addition, the policies of the United States government for the use of GPS without charge may change. The growth of the GPS market could be limited by government regulation or other action. For example, the President of the United States authorized a new national policy on December 8, 2004 that establishes guidance and implementation actions for space-based positioning, navigation, timing programs, augmentations and activities for United States national and homeland security, civil, scientific, and commercial purposes. These regulations or actions could interrupt or increase our cost of doing business.

Reallocation of the radio frequency bands used by GPS technology may harm the utility and reliability of our products.

GPS technology uses radio frequency bands that are globally allocated for radio navigation satellite services. International allocations of radio frequency bands are made by the International Telecommunications Union, a specialized technical agency of the United Nations. These allocations are further governed by radio regulations which have treaty status and which are subject to modification every two to three years by the World Radio Communication Conference. Any reallocation of radio frequency bands, including frequency band segmentation or spectrum sharing, may negatively affect the utility and reliability of GPS-based products. Also, unwanted emissions from mobile satellite services and other equipment operating in adjacent frequency bands or inband from licensed and unlicensed devices may negatively affect the utility and reliability of GPS-based products. The Federal Communications Commission continually receives proposals for new technologies and services which may seek to operate in, or across, the radio frequency bands currently used by the GPS and other public services. For example, in May 2000, the Federal Communications Commission issued a proposed rule for the operation of ultra-wideband radio devices on an unlicensed basis in the same frequency bands. These ultra-wideband devices might cause interference with the reception of GPS signals. This could reduce demand for GPS-based products, which could reduce our sales and revenue. Adverse decisions by the Federal Communications Commission that result in harmful interference to the delivery of the GPS signals may harm the utility and reliability of GPS-based products.

Our technology relies on the GPS satellite network, and any disruption in this network would impair the viability of our business.

The satellites and ground support systems that provide GPS signals are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites were originally designed to have lives of six to seven years and are subject to damage by the hostile space environment in which they operate. However, some of the satellites currently deployed have already been in place for 15 years. Repairing damaged or malfunctioning satellites is currently not economically feasible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites, or they may not be replaced at all. A reduction in the number of operating satellites would impair the operations or utility of GPS, which would have a material negative effect on our business. The United States government may not remain committed to the maintenance of GPS satellites over a long period.

Personal privacy concerns may limit the growth of the high-volume consumer and commercial GPS-based applications and demand for our products.

GPS-based consumer and commercial applications rely on the ability to receive, analyze and store location information. Consumers may not accept some GPS applications because of the fact that their location can be tracked by others and that this information could be collected and stored. Also, federal and state governments may disallow specific uses of GPS technology for privacy or other reasons or could subject this industry to regulation. If consumers view GPS-based applications as a threat to their privacy, demand for some GPS-based products could decline.

We may experience a decrease in market demand due to uncertain economic conditions in the United States and in international markets, which has been further exacerbated by the concerns of terrorism, war and social and political instability.

Economic growth in the United States and international markets has slowed and may continue to slow or may decline. In addition, the terrorist attacks in the United States and turmoil in the Middle East have increased the uncertainty in the United States economy and may contribute to a decline in economic conditions, both domestically and internationally. Terrorist acts and similar events, or war in general, could contribute further to a slowdown of the market demand for goods and services, including demand for our products. If the economy declines as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our products, which may harm our operating results.

Because competition for qualified personnel is intense in our industry and in our geographic regions, we may not be able to recruit and retain necessary personnel, which could impact the development or sales of our products.

Our success will depend on our ability to attract and retain senior management, engineering, sales, marketing and other key personnel, such as communications systems experts, GPS systems and algorithm experts, software developers, radio frequency and application-specific integrated circuit engineers. Because of the intense competition for these personnel, particularly in the San Francisco Bay area, Los Angeles area and Phoenix area in the United States, Stockholm in Sweden and Bangalore and Noida in India, we may be unable to attract and retain key technical and managerial personnel. If we are unable to retain our existing personnel, or attract and train additional qualified personnel, our growth may be limited due to our lack of capacity to develop and market our products. All of our key employees are employed on an “at will” basis. The loss of any of these key employees could slow our product development processes and sales efforts or harm investors’ perception of our business. We may also incur increased operating expenses and be required to divert the attention of other senior executives to recruit replacements for key personnel. Also, we may have more difficulty attracting personnel as a public company because of the perception that the stock option component of our compensation package may not be as valuable.

Changes to our senior management could negatively affect our operations and relationships with manufacturers, customers and employees.

We have hired new senior management and these changes could negatively affect our operations and our relationships with our manufacturers, third-party subcontractors, customers, employees and market leaders. If the integration of our senior management team does not go as smoothly as anticipated, it could negatively affect our business.

We are exposed to risks from legislation requiring companies to evaluate internal control over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent auditors to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. As a result, we have and expect to continue to incur increased expense and to devote additional management resources to Section 404 compliance. In the future, if our chief executive officer, chief financial officer or independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions of our company may be adversely affected and could cause a decline in the market price of our stock.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from executing our growth strategy.

We believe that our existing cash, investments, amounts available under our bank line of credit and cash generated from operating activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	market acceptance of our products;

•	the need to adapt to changing technologies and technical requirements;

•	the existence of opportunities for expansion; and

•	access to and availability of sufficient management, technical, marketing and financial personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain other debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing, and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

If we fail to manage our growth, our business may not succeed.

We have significantly expanded our operations in the United States and internationally, and we plan to continue to expand the geographic scope of our operations. As we continue to grow, we may be unable to expand our business at the same growth rate as we have in the past. To manage our growth, we must implement and improve additional and existing administrative, financial and operations systems, procedures and controls. Our failure to manage growth could disrupt our operations and could limit our ability to pursue potential market opportunities.

The warranty provisions in our agreements with some customers expose us to risks from product liability claims.

Our agreements with some customers contain limited warranty provisions, which provide the customer with a right to damages if a defect is traced to our products or if we cannot correct errors reported during the warranty period. While our historical warranty costs have not been material, if in the future our contractual limitations are unenforceable in a particular jurisdiction or if we are exposed to product liability claims that are not covered by insurance, a successful claim could require us to pay substantial damages.

Our operations are primarily located in California and, as a result, are subject to earthquakes and other catastrophes.

Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel, which are primarily located in San Jose, California and in Santa Ana, California. San Jose and Santa Ana exist on or near known earthquake fault zones. Should an earthquake or other catastrophe, such as a fire, flood, power loss, communication failure or similar event, disable our facilities, we do not have readily available alternative facilities from which to conduct our business.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” You should not place undue reliance on these statements. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategies, our expectations on competition and competitive pricing, the expected growth of the location-based services and Global Positioning Systems markets, portable navigation devices and wireless markets and their impact on our business, our dependency on establishing and maintaining relationships with established providers and industry leaders, increases in research and development costs, sales and marketing expenses and general and administrative expenses and stock-based compensation charges, our belief that we have leading edge technology, our sources of revenue, fluctuation in our operating results, our anticipated cash needs, our need for additional debt financing, our estimates regarding our capital requirements, our needs for additional financing, price reductions, our dependency on relationships with and concentration of our customers, costs of being a public company and future acquisitions or investments. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may” or similar expressions. These statements are based on certain assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate in these circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. Some important factors, in addition to those set forth above under “Risk Factors,” include:

•	the development of the market for GPS-based location awareness technology;

•	factors affecting our quarterly results;

•	our sales cycle;

•	price reductions;

•	our dependence on and qualification of foundries to manufacture our products;

•	production capacity;

•	our ability to adequately forecast demand for our products;

•	our customer relationships;

•	our ability to compete successfully;

•	our product warranties; and

•	the impact of our intellectual property indemnification practices.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur and you should not place undue reliance upon them. All forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to update beyond that required by law any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale or disposition of shares of our common stock, or interests therein, by the selling stockholders. The proceeds from the sale or disposition of the shares of our common stock, or interests therein, covered by this prospectus are solely for the accounts of the selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares, or interests therein. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

We are registering for resale shares of our common stock held by the selling stockholders identified below. Pursuant to an Agreement and Plan of Merger, dated June 21, 2007, by and among SiRF, Spartacus I Acquisition Corp., a California corporation and wholly owned subsidiary of SiRF, Spartacus II Acquisition Corp., a California corporation and wholly owned subsidiary of SiRF and Centrality Communications, Inc., a California corporation, and solely with respect to Article 6 and Article 9, Teh-Tsung Lai, as Shareholder Agent, we acquired all the outstanding shares of Centrality capital stock in exchange for an aggregate of $108.3 million and an aggregate of 5,992,159 shares of our common stock.

The table below presents information regarding the selling stockholders and the shares that they may sell or otherwise dispose of from time to time under this prospectus. The shares of our common stock covered by this prospectus include shares of our common stock issued in the private placement. Such shares, or interests therein, may also be sold or otherwise disposed of by donees, pledgees, and other transferees or successors in interest of the selling stockholders. Except as noted in the footnotes below, to our knowledge, none of the selling stockholders has held any position or office with us or any of our predecessors or affiliates within the last three years or has had a material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our shares or other securities.

This table is prepared based in part on information supplied to us by the selling stockholders identified below as of July 31, 2007. The number of shares in the column “Number of Shares of Common Stock Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus. In addition, the table assumes that the selling stockholders sell all of such shares. However, because the selling stockholders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold or otherwise disposed of by the selling stockholders or that will be held by the selling stockholders after completion of such sales or other dispositions. Information concerning the selling stockholders may change from time to time, and any changed information will be presented in a supplement to this prospectus if and when necessary and required.

Unless otherwise indicated in the footnotes to this table, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

	Shares Beneficially Owned Prior to Offering (1)		Number of Shares of Common Stock Being Offered	Shares Beneficially Owned After Offering (1)
Selling Stockholders	Number	Percent		Number	Percent

Acer Technology Venture Fund, L.P.	110,256	*	110,256	0	0

Audrey MacLean & Michael M. Clair, as Trustees	8,880	*	8,880	0	0

Budworth Investment Ltd.	94,521	*	94,521	0	0

ChampionScott Partners	12,736	*	12,736	0	0

Chang, Chung-Fang (Tracy)	6,891	*	6,891	0	0

Chang, Hershow	21,189	*	21,189	0	0

Chen, Changgeng	562	*	562	0	0

Chen, Ching Yee (Michael)	2,296	*	2,296	0	0

	Shares Beneficially Owned Prior to Offering (1)		Number of Shares of Common Stock Being Offered	Shares Beneficially Owned After Offering (1)
Selling Stockholders	Number	Percent		Number	Percent

Chen, Jian	20,673	*	20,673	0	0

Chen, Eric	24,967	*	24,967	0	0

Chen, Paula S.	24,967	*	24,967	0	0

Chen, Yin Hsin (Mike)	8,557	*	8,557	0	0

Cheng, Taiyi	14,677	*	14,677	0	0

Cho Wen-Yen	732	*	732	0	0

Cui, Xian Shi	689	*	689	0	0

Dave Wang and Devra Wang	12,128	*	12,128	0	0

Ding, Wenli	155	*	155	0	0

Emerging Alliance Fund LP (VentureTech Alliance)	182,546	*	182,546	0	0

Enspire Capital Limited	186,610	*	186,610	0	0

Enspire Technology	11,025	*	11,025	0	0

Fang, Sheng	55,128	*	55,128	0	0

Flufar Ltd.	9,987	*	9,987	0	0

Focus Ventures II, LP	590,531	1.1%	590,531	0	0

Fortune Holdings Investments	27,464	*	27,464	0	0

FV Investors IIA, LP	7,770	*	7,770	0	0

FV Investors IIQP, LP	23,310	*	23,310	0	0

Gao, Dori	1,033	*	1,033	0	0

Gold Hill Venture Lending ‘03, LP	15,115	*	15,115	0	0

Han, Shaowei	18,422	*	18,422	0	0

Han Wanjin	3,756	*	3,756	0	0

Harbinger (BVI) Venture Capital Corp.	44,400	*	44,400	0	0

Harbinger Venture Capital Corp.	144,791	*	144,791	0	0

HellerEhrman/VLG Investment LLC	5,937	*	5,937	0	0

Hu, Chi Chiang (Johnny)	559	*	559	0	0

Huang, Chih Yuan	1,124	*	1,124	0	0

Huang, Eric	6,891	*	6,891	0	0

Huang, Te-Lung	5,685	*	5,685	0	0

Huiling Zhang	3,756	*	3,756	0	0

ID6 Fund LP	168,723	*	168,723	0	0

IP Fund One	405,893	*	405,893	0	0

Jia, Zhike	5,512	*	5,512	0	0

Jiao, Shouwu	215	*	215	0	0

John Bautista/CNA Trust	557	*	557	0	0

Johnson, Rod	2,584	*	2,584	0	0

Kudrethaya, Shridhara	964	*	964	0	0

Lau, Philip	23,429	*	23,429	0	0

Li, Gang	129	*	129	0	0

	Shares Beneficially Owned Prior to Offering (1)		Number of Shares of Common Stock Being Offered	Shares Beneficially Owned After Offering (1)
Selling Stockholders	Number	Percent		Number	Percent

Li, Jing	2,698	*	2,698	0	0

Li, Tang	4,823	*	4,823	0	0

Li, Xiang	361	*	361	0	0

Li, Xiaowei	172	*	172	0	0

Liang, Yung-Ling (Kenny)	3,445	*	3,445	0	0

Lin, Rong Rong	12,558	*	12,558	0	0

Lin, Zhisong	1,142	*	1,142	0	0

Liu, Chien Chih (CC)	1,220	*	1,220	0	0

Liu, Molly	964	*	964	0	0

Lu, Kuo Chen (Atlantis)	803	*	803	0	0

MacLean, Audrey	34,935	*	34,935	0	0

Mao, Xiaoliu	189	*	189	0	0

Menlo Entrepenures Fund IX LP	59,823	*	59,823	0	0

Menlo Entrepenures Fund IX (A)	7,795	*	7,795	0	0

Menlo Ventures IX LP	1,812,843	3.4%	1,812,843	0	0

MMEF IX LP	34,809	*	34,809	0	0

Mo, Jun	5,512	*	5,512	0	0

Orrick, Herrington & Sutcliffe LLP	1,953	*	1,953	0	0

Pacven Walden Venture Parallel A C.V.	3,762	*	3,762	0	0

Pacven Walden Venture Parallel V-A C.V.	4,601	*	4,601	0	0

Pacven Walden Venture Parallel V-B C.V.	8,364	*	8,364	0	0

Pacven Walden Venture V Associates Fund	766	*	766	0	0

Pacven Walden Venture V-QP Associates Fund	4,163	*	4,163	0	0

Pacven Walden Ventures V, L.P.	805,065	1.5%	805,065	0	0

Pacven Walden Ventures V-A, C.V.	10,161	*	10,161	0	0

Pacven Walden Ventures V-B, C.V.	10,161	*	10,161	0	0

Pan, Rong	6,345	*	6,345	0	0

Peng, Xuezhen	379	*	379	0	0

Peng, Yong	964	*	964	0	0

Peter Chen Living Trust	73,504	*	73,504	0	0

Qin, XiaoYi	6,477	*	6,477	0	0

Robert Brownell	4,803	*	4,803	0	0

Shen, Howard	2,454	*	2,454	0	0

Shen, Wei	86	*	86	0	0

Sheng, Qingyi	9,503	*	9,503	0	0

Shi, Zheng Hua	1,050	*	1,050	0	0

Shih, Changming	2,756	*	2,756	0	0

Silicon Valley Bank	6,046	*	6,046	0	0

Su, Ling	5,972	*	5,972	0	0

	Shares Beneficially Owned Prior to Offering (1)		Number of Shares of Common Stock Being Offered	Shares Beneficially Owned After Offering (1)
Selling Stockholders	Number	Percent		Number	Percent

Tang, Rui	9,647	*	9,647	0	0

Triophy Investments Ltd.	220,512	*	220,512	0	0

Tsai, Chih Jen (Max)	11,126	*	11,126	0	0

Wang, Chengye	3,756	*	3,756	0	0

Wang, ChingYi	244	*	244	0	0

Wang, Chi-Shin	317,797	*	317,797	0	0

Wang, David	19,380	*	19,380	0	0

Wang Fang	172	*	172	0	0

Wang, Hansheng	19,937	*	19,937	0	0

Wang, Huaping	562	*	562	0	0

Wang, Yijia	502	*	502	0	0

Wang, Yu Shan	2,067	*	2,067	0	0

Won, Namgoong	578	*	578	0	0

WS Investment Co. 99A	5,504	*	5,504	0	0

Wu Alice Wei	12,128	*	12,128	0	0

Xia Rengxin	36,981	*	36,981	0	0

Xie, Min	4,134	*	4,134	0	0

Xiong, Zhiguo	338	*	338	0	0

Xu Yang	286	*	286	0	0

Xu, Wanhao	189	*	189	0	0

Xu, Zhou	284	*	284	0	0

Yan, Feng	8,642	*	8,642	0	0

Yang, Jian	816	*	816	0	0

Yang, Nicole	1,550	*	1,550	0	0

Yang, Renyan	111	*	111	0	0

Yeh, Lung	10,336	*	10,336	0	0

Yu Jung Mao	1,938	*	1,938	0	0

Yuan, Taichun	120	*	120	0	0

Zeng, Zhaoping	763	*	763	0	0

Zhang, Guiyun	3,756	*	3,756	0	0

Zhang, Hongyu	13,782	*	13,782	0	0

Zhang, Junlin	6,288	*	6,288	0	0

Zhang, Qingwen	206	*	206	0	0

Zhang, Wentao	0	*	0	0	0

Zhou, Jian	129	*	129	0	0

Zhou, Zheng	137	*	137	0	0

Zhu, Weijie	964	*	964	0	0

Zhu Weikang	1,447	*	1,447	0	0

Zou, Jialing	1,102	*	1,102	0	0

Total	5,992,159	11.2%	5,992,159	0	0

*	Less than 1%

(1)	Percentages are based on 53,410,775 shares of our common stock outstanding on July 31, 2007.

PLAN OF DISTRIBUTION

We are registering 5,992,159 shares of our common stock under this prospectus on behalf of the selling stockholders. The term “selling stockholders’ includes donees, pledgees, transferees or other successors-in-interest selling such shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer. These shares of our common stock may e sold or distributed from time to time by the selling stockholders or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or fixed prices. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the securities using one or more or a combination of the following methods, but in any case only after the effective date of the registration statement of which this prospectus is a part:

•	on the Nasdaq Global Select Market (or any other exchange or automated quotation system on which the shares may be listed);

•	on the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker or dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through the distribution of shares of our common stock by any selling stockholders to its partners, members or stockholders;

•	through one or more underwritten offerings on a firm commitment or best efforts basis;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 (Securities Act) may be sold under Rule 144 rather than pursuant to this prospectus. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock, from time to time, under this prospectus or under a supplement to this prospectus under Rule 424(b) or under any applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with distributions of the shares of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which institutions may, in turn, engage in short sales of shares of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the shares of our common stock short and redeliver these shares to close out the selling stockholders’ short positions or loan or pledge shares of our common stock to broker-dealers that may in turn sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares of our common stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the shares of our common stock offered by them will be the purchase price of the shares less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of our common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers, to participate in effecting sales of shares of our common stock. These brokers or dealers may act as a principal or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of such shares at a stipulated price per security. If the broker-dealer is unable to sell such shares acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire such shares as principals may thereafter resell them from time to time in transactions in any stock exchange or automated interdealer quotation system on which such shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

To the extent required under the Securities Act, the aggregate number of shares of our common stock being offered by a selling stockholder and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offering will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of such shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder or purchasers of selling stockholders’ securities of securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the shares of our common stock or interests therein may be “underwriters” within the meaning of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.

We are required to pay all of the costs, expenses and fees in connection with the registration of the shares of our common stock, other than any commissions, discounts or other fees payable to broker-dealers in connection with any sale of shares, which will be paid by the selling stockholders.

In order to comply with the securities laws of some states or other jurisdictions, if applicable, the shares of our common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some jurisdictions such shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases by the selling stockholders or other persons or entities.

Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making and certain other activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the securities.

To the extent required under the Securities Act, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

LEGAL MATTERS

The validity of the shares of our common stock being offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC under the Securities Act. This prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The address of that site on the world wide web is http://www.sec.gov. The information on the SEC’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Later information that we file with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2006;

•	our Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2007;

•	our Current Reports on Form 8-K filed with the SEC on January 30, 2007, January 31, 2007, February 1, 2007, February 28, 2007, April 19, 2007, June 22, 2007 and August 6, 2007; and

•

the description of our common stock contained in our Registration Statement on Form 8-A (File N. 0-50669) filed on April 1, 2004, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the initial filing date of the registration statement of which this prospectus is a part and the effectiveness of the registration statement, as well as between the date of this prospectus and the termination of any offering of securities offered by this prospectus. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

You may request a copy of any or all of the documents incorporated by reference but not delivered with this prospectus, at no cost, by writing or telephoning us at the following address and number: 217 Devcon Drive, San Jose, California 95112, Attn: Secretary, telephone (408) 467-0410. We will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth our expenses in connection with the offerings described in this Registration Statement. Expenses other than the SEC registration fee are estimates.

SEC registration fee	$3,601
Accounting fees and expenses	$8,200
Legal fees	$10,000
Miscellaneous	$3,199
Total	$25,000

Item 15.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (DGCL), provides that a corporation may indemnify any person (and purchase insurance with respect to such potential liability) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding provided that the corporation may not may not eliminate or limit the liability of directors for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	any payment of a dividend or approval of a stock purchase that is illegal under Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit subject to the same limitations as described above and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Delaware Court of Chancery or such other court shall deem proper.

Our certificate of incorporation and our bylaws authorize the indemnification of officers and directors of the corporation consistent with Section 145 of the DGCL, as amended, and to the fullest extent permitted under Delaware law. We have entered into indemnification agreements with each of our directors and executive officers, pursuant to which we have agreed to indemnify such director or officer against certain liabilities arising under federal securities laws, liabilities arising out of the performance of their duties as a director or officer and certain other claims and liabilities. Under these agreements, we have also agreed to advance any expenses (including legal fees) incurred by such director or officer in connection with such claims and liabilities.

At present there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 16.	Exhibits

The following is a list of all exhibits filed as a part of this Registration Statement on Form S-3, including those incorporated into this Registration Statement by reference.

Exhibit Number	Description of Exhibits
2.1	Agreement and Plan of Merger, dated June 21, 2007, by and among the Registrant, Spartacus I Acquisition Corp., a California corporation and wholly owned subsidiary of SiRF, Spartacus II Acquisition Corp., a California corporation and wholly owned subsidiary of SiRF and Centrality Communications, Inc., a California corporation, and solely with respect to Article 6 and Article 9, Teh-Tsung Lai, as Shareholder Agent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed August 6, 2007).

2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated August 6, 2007, by and among the Registrant, Spartacus I Acquisition Corp., a California corporation and wholly owned subsidiary of SiRF, Spartacus II Acquisition Corp., a California corporation and wholly owned subsidiary of SiRF and Centrality Communications, Inc., a California corporation, and solely with respect to Article 6 and Article 9, Teh-Tsung Lai, as Shareholder Agent (incorporated by reference to Exhibit 2.2 to Current Report on Form 8-K filed August 6, 2007).

4.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.(i)2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112645)).

4.2	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.(ii)2 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112645)).

4.3	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112645)).

5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on page II-4 of this Registration Statement).

Item 17.	Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this Registration Statement.

(2)	That, for the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of a registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness and the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, directors, officers and controlling persons of the Registrant pursuant to the provision described under Item 15 of this registration statement, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it or them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the San Jose, California, on August 6, 2007.

SIRF TECHNOLOGY HOLDINGS, INC.

By	/s/ Michael L. Canning
Michael L. Canning
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael L. Canning and Geoffrey Ribar and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, to this Registration Statement on Form S-8, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Michael L. Canning Michael L. Canning	President, Chief Executive Officer and Director (Principal Executive Officer)	August 6, 2007

/s/ Geoffrey Ribar Geoffrey Ribar	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 6, 2007

/s/ Kanwar Chadha Kanwar Chadha	Director	August 6, 2007

/s/ Diosdado P. Banatao Diosdado P. Banatao	Chairman of the Board	August 6, 2007

/s/ Moiz M. Beguwala Moiz M. Beguwala	Director	August 6, 2007

/s/ Mohanbir Gyani Mohanbir Gyani	Director	August 6, 2007

/s/ Stephen C. Sherman Stephen C. Sherman	Director	August 6, 2007

Name	Title	Date

/s/ James M. Smaha James M. Smaha	Director	August 6, 2007

/s/ Sam S. Srinivasan Sam S. Srinivasan	Director	August 6, 2007

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
2.1	Agreement and Plan of Merger, dated June 21, 2007, by and among the Registrant, Spartacus I Acquisition Corp., a California corporation and wholly owned subsidiary of SiRF, Spartacus II Acquisition Corp., a California corporation and wholly owned subsidiary of SiRF and Centrality Communications, Inc., a California corporation, and solely with respect to Article 6 and Article 9, Teh-Tsung Lai, as Shareholder Agent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed August 6, 2007).

2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated August 6, 2007, by and among the Registrant, Spartacus I Acquisition Corp., a California corporation and wholly owned subsidiary of SiRF, Spartacus II Acquisition Corp., a California corporation and wholly owned subsidiary of SiRF and Centrality Communications, Inc., a California corporation, and solely with respect to Article 6 and Article 9, Teh-Tsung Lai, as Shareholder Agent (incorporated by reference to Exhibit 2.2 to Current Report on Form 8-K filed August 6, 2007).

4.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.(i)2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112645)).

4.2	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.(ii)2 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112645)).

4.3	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112645)).

5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on page II-4 of this Registration Statement).